

Mail Stop 3030

August 16, 2016

Via E-mail
Susan Swabey
Company Secretary
Smith & Nephew plc
15 Adam Street
London WC2N 6LA

      Re: Smith & Nephew plc
               Form 20-F for the Fiscal Year Ended December 31, 2015
               Filed March 4, 2016
               File No. 1-14978

Dear Ms. Swabey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Chairman's Statement, page 2

1.   In your Chairman's statement and throughout the Overview and Financial Review sections of the filing, you present and discuss non-GAAP measures, including trading profit, trading profit margin, adjusted earnings per share, non-GAAP underlying revenue changes, trading cash flows, and trading profit to cash conversion ratio, without also presenting the related GAAP measure or GAAP basis change with greater or equal prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Our Products, page 16

2.   Throughout this section, you discuss the non-GAAP underlying revenue change for each of your Global Product Franchises which adjusts for the effects of currency translation and the inclusion or exclusion of comparative impacts of acquisitions and disposals, respectively, without providing the required reconciliations to the most directly comparable GAAP revenue changes as required by Item 10(e)(1)(i)(B) of Regulation S-K. In future filings, please revise your presentations of non-GAAP measures to provide the required reconciliations.

3.   In addition, in the graphics accompanying the discussion of each global product franchise beginning on page 16 (e.g., Knee implants, Hip implants, etc.) you present only the underlying change in revenue, a non-GAAP measure, without also presenting the comparable GAAP change. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Note 2. Business segment information, page 120

4.   We note that on 1 January 2015, you transitioned to a new commercial organizational structure as part of the Group Optimization program and as result you now have one operating segment. Please describe to us the changes you implemented - including changes in leadership roles, changes in authority, changes in information reviewed, etc. - and explain how they resulted in the change in your operating segments. Tell us how you considered the guidance in paragraphs 5-10 of IFRS 8 in concluding that you now have one operating segment.

5.   Please provide us with an organizational chart of your new management structure showing all direct reports of your CEO, identifying the members of the CommOps, and clearly showing the levels of management from your CEO through the managers of each of your cash-generating units and product groupings.

6.   To help us understand the role of the CommOps as CODM, please address the following:
- Tell us the title and describe the responsibilities of each member of the CommOps as well as each of the individuals who report to them.
- Tell us how often the CommOps meets, the financial information it reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
- Describe to us the key operational decisions that are made relating to your business, how those decisions are made and the information that is used to make them.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

7. Describe to us the responsibilities of the six members of the CommOps who are your geographic presidents, including whether they prepare, review or approve budgets for their geographic regions, allocate resources and assess performance for their geographic regions and the information they use in doing so.

8. We note from your disclosure that you now identify nine groups of products and services that you provide to your customers. On pages 132 and 133 you indicate that you now identify four cash-generating units, or CGUs. Please respond to the following:

- Tell us how the changes undertaken in the optimization program resulted in a regrouping of your products and in your new CGUs.
- Describe to us the business activities of each CGU, identify the products associated with each CGU and tell us what discrete financial information is available for these business activities or groups of products.
- Tell us who reviews that information and how often it is prepared and reviewed.
- Tell us who is held accountable for each CGU and the title and role of the person to whom this individual reports in the organization.
- Tell us who is held accountable for each of your product lines and the title and role of the person to whom this individual reports in the organization.

9. We note on page 121 that you present "Other" country revenue of $2.1 billion, which is approximately 46% of your total fiscal 2015 revenue. Please revise future filings to separately present revenues from any other individual country that represents a material amount of your consolidated revenues. Refer to paragraph 33(a) of IFRS 8.

10. We note that on page 122 you present trading profit by business segment as a trend measure which presents the long-term profitability of the Group and presented to assist investors in their understanding of trends. On page 120 you disclose that this measure is the segment profit measure reported to the CommOps for the purposes of resource allocation and assessment. Considering the guidance in IFRS 8.1 and 8.20, which discusses the core principle of the standard as being to provide information to enable users of the financial statements to evaluate the nature and financial effects of the business activities in which you engage and the economic environments in which you operate, tell us why it would be appropriate to present this information in light of your conclusion that you now have one operating and reportable segment.

Note 8. Goodwill, page 132

11.   We note that you have identified four CGUs and that you have aggregated the Advanced Wound Care & Devices and Bioactive CGUs together to become the "Advanced Wound Management" CGU. Please provide to us your analysis of how you concluded that aggregation is appropriate for these CGUs under paragraph 80 of IAS 36.

Non-GAAP financial information, page 177

12.   We note on pages 178 through 180 that you present the reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the form of a full non-GAAP income statement, a presentation that gives greater prominence to the non-GAAP measures and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Contractual obligations, page 181

13.   We note on page 138 that you have a long-term liability for private placement notes of $1.1 billion as of December 31, 2015. Please tell us why you did not include this amount in your table of contractual obligations. Refer to Item 5.F of Form 20-F.

Exhibit 15.3

14.   We note that your former independent accountants opined upon your consolidated financial position as of December 31, 2014 and 2013. However, we note from page 114 that you did not include the December 31, 2013 balance sheet in the filing. Please have your independent accountants revise their audit report in future filings to opine only on the financial statements included in the filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery